Coca-Cola İçecek

RECEIVED

2008 JUN -4 A 5: [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-35049

08003064

June 2, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the attached March 31, 2008 consolidated financials of Coca-Cola İçecek A.Ş., sent to the Istanbul Stock Exchange on March 30, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

PROCESSED
JUN 10 2008
THOMSON REUTERS

Sincerely,

Coca-Cola İçecek A.Ş.

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish – See Note 41)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Financial Statements and Footnotes as of March 31, 2008

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

Coca-Cola İçecek Anonim Şirketi

Unaudited Interim Consolidated Balance Sheet
As at March 31, 2008
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

ASSETS	Notes	Unaudited March 31, 2008	Audited December 31, 2007
Current Assets		**755.038**	533.174
Cash and Cash Equivalents	6	**199.521**	141.362
Investments in Securities	7	**5.398**	6.416
Trade Receivables	10	**215.303**	153.138
Due from Related Parties	37	**3.048**	2.818
Other Receivables	11	**1.113**	564
Inventories	13	**228.396**	165.001
Other Current Assets	26	**102.259**	63.875
Non-Current Assets		**1.220.085**	1.143.881
Investments in Associates	16	**1.556**	1.511
Property, Plant and Equipment	18	**911.828**	838.793
Intangible Assets	19	**246.380**	226.160
Goodwill	20	**35.132**	32.055
Deferred Tax Asset	35	**3.603**	1.344
Other Receivables	11	**166**	202
Other Non-Current Assets	26	**21.420**	43.816
Total Assets		**1.975.123**	1.677.055
LIABILITIES			
Current Liabilities		**588.850**	414.651
Short-term Borrowings	8	**361.214**	219.257
Trade Payables	10	**104.220**	94.432
Due to Related Parties	37	**21.139**	28.947
Other Payables	11	**61.920**	49.611
Provision for Corporate Tax	35	**758**	4.788
Provision for Employee Benefits	24	**12.775**	3.557
Other Liabilities	26	**26.824**	14.059
Non-Current Liabilities		**443.581**	337.984
Long-term Borrowings	8	**392.261**	288.540
Provision for Employee Benefits	24	**27.263**	25.112
Deferred Tax Liability	35	**24.057**	24.332
EQUITY		**942.692**	924.420
Equity of the Parent			
Share Capital	27	**254.371**	254.371
Equity Inflation Adjustment Differences		**(8.559)**	(8.559)
Share Premium	27	**214.241**	214.241
Value Increase Funds	27	**670**	1.001
Currency Translation Adjustment	2	**(18.645)**	(54.469)
Restricted Reserves Allocated from Net Profit	27	**94.196**	94.196
Accumulated Profit / (Loss)	27	**410.218**	256.553
Net Income / (Loss)		**(18.325)**	153.665
Minority Interest	27	**14.525**	13.421
Total Liabilities		**1.975.123**	1.677.055

The explanatory notes on pages 3 through 38 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Unaudited Interim Consolidated Income Statement
For the three months period ended March 31, 2008
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

		Unaudited	
	Notes	March 31, 2008	March 31, 2007
Continuing Operations			
Net Revenue	28	**391.436**	321.656
Cost of Sales (-)	28	**(230.593)**	(203.270)
Gross Profit / (Loss) From Operations		**160.843**	118.386
Distribution, Selling and Marketing Expenses	29	**(112.594)**	(86.894)
General and Administration Expenses	29	**(19.401)**	(17.146)
Other Operating Income	31	**1.382**	976
Other Operating Expense (-)	31	**(919)**	(564)
Profit / (Loss) From Operations		**29.311**	14.758
Gain / (Loss) from Associates	16	**(96)**	(422)
Financial Income	32	**14.739**	16.821
Financial Expenses (-)	33	**(59.976)**	(24.032)
Continuing Operations Profit / (Loss) Before Tax		**(16.022)**	7.125
Continuing Operations Tax Income / (Expense)			
Current Period Tax Expense	35	**(6.472)**	(4.386)
Deferred Tax Income / (Expense)	35	**3.781**	1.726
Continuing Operations Net Income / (Loss)		**(18.713)**	4.465
Net Income / (Loss)		**(18.713)**	4.465
Attributable to:			
Minority interest	27	**388**	(160)
Equity holders of the parent	36	**(18.325)**	4.305
Earnings / (Losses) Per Share (full YTL)	36	**(0,0007)**	0,00017

The explanatory notes on pages 3 through 38 form an integral part of the consolidated financial statements.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES

General

Coca-Cola İçecek Anonim Şirketi ("CCI" - "the Company"), is the bottler and distributor of alcohol-free beverages in the Southern Asia (defined as Turkey, the Caucasus, Central Asia) and the Middle East. The operations of the Company consist of production, sales and distribution of sparkling and still beverages with The Coca-Cola Company ("TCCC") trademarks. The Company has six production facilities in different regions of Turkey and operates five production facilities in countries other than Turkey. The registered office address of CCI is Esenşehir Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul, Turkey. CCI is a listed company on the Istanbul Stock Exchange ("ISE") and London Stock Exchange ("LSE").

The Group consists of the Company, its subsidiaries and joint ventures.

The consolidated interim financial statements of the Group are approved for issue by the Chief Financial Officer on May 30, 2008. The General Assembly and the regulatory body have the right to make amendments on the accompanying financial statements.

Shareholders of the Company

As of March 31, 2008 and December 31, 2007 the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	March 31, 2008		December 31, 2007	
	Nominal Amount	**Percentage**	Nominal Amount	Percentage
Anadolu Efes Biracılık ve Malt Sanayi A.Ş. ("Anadolu Efes")	**102.047**	**40,12%**	102.047	40,12%
The Coca-Cola Export Corporation ("TCCEC")	**51.114**	**20,09%**	51.114	20,09%
Efes Pazarlama Dağıtım Ticaret A.Ş. ("Efpa")	**25.788**	**10,14%**	25.788	10,14%
Özgörkey Holding A.Ş.	**12.771**	**5,02%**	12.771	5,02%
Publicly Traded	**62.640**	**24,63%**	62.640	24,63%
Other	**11**	**0,00%**	11	0,00%
	254.371	**100,00%**	254.371	100,00%
Restatement Effect	**(8.559)**	**-**	(8.559)	-
	245.812		245.812	

Nature of Activities of the Group

CCI and its subsidiary Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD") is one of the leading bottler and distributor of alcohol-free beverages, operating in Turkey. The operations of the Company consist of production, sales and distribution of sparkling and still beverages. The Company has the right to exclusively produce, sell and distribute The Coca-Cola Company ("TCCC") beverages in authorized packages with TCCC's trademarks, including Coca-Cola, Coca-Cola Zero, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn and Turkuaz throughout Turkey, with Bottler's and Distribution Agreements signed between the Company and TCCEC. The Bottler's and Distribution Agreements are valid until June 30, 2016.

The Company's international subsidiaries operating outside of Turkey are engaged in the production, sales and distribution of sparkling and still beverages with TCCC trademarks and in the distribution of Efes products that are owned by Anadolu Efes. In addition to these, the Group has minority shares in a bottling company of Coca-Cola products operating in Turkmenistan.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Mahmudiye Kaynaksuyu Limited Şirketi ("Mahmudiye"), which is a subsidiary acquired by CCI on March 16, 2006, operates in the filling, sales and distribution of natural spring water Damla, registered trademark of CCI, in Turkey.

Under the Bottler's and Distribution Agreements signed with Schweppes Holdings Limited, the Group has the exclusive right in Turkey, Kazakhstan and Jordan to sell and distribute beverages under the Schweppes trademark.

Subsidiaries and Joint Ventures

Subsidiaries

As of March 31, 2008 and December 31, 2007 the list of CCI's subsidiaries and its effective participation percentages are as follows:

				Effective Shareholding and Voting Rights %	
		Place of Incorporation	Principal Activities	March 31, 2008	December 31, 2007
1)	CCSD	Turkey	Distribution and sales of CCI products	**99,96%**	99,96%
2)	Mahmudiye	Turkey	Filling and sales of natural source water	**99,99%**	99,99%
3)	J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, distribution and sales of Coca-Cola products	**87,61%**	87,61%
4)	Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, distribution and sales of Coca-Cola products	**89,90%**	89,90%
5)	Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, distribution and sales of Coca-Cola products	**90,00%**	90,00%
6)	CCI International Holland B.V.	Holland	Holding company	**100,00%**	100,00%
7)	Tonus Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	**94,18%**	94,18%
8)	The Coca-Cola Bottling Company of Jordan Ltd. ("TCCBCJ")	Jordan	Production, distribution and sales of Coca-Cola products	**90,00%**	90,00%
9)	Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in Tuzla Free Zone	**99,00%**	99,00%

Joint Ventures

		Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
				March 31, 2008	December 31, 2007
1)	The Coca-Cola Bottling of Iraq FZCO ("CCBI")	United Arab Emirates ("UAE")	Holding Company	**50,00%**	50,00%
2)	CC Beverage Limited	Iraq	Production, distribution and sales of Coca-Cola products	**30,00%**	30,00%
3)	Syrian Soft Drink Sales and Distribution L.L.C. ("S.S.D.S.D.")	Syria	Distribution and sales of Coca-Cola products	**50,00%**	50,00%

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Changes in Group Structure

According to the Board of Directors Meeting held on March 12, 2007, it is approved to purchase 50% shares of S.S.D.S.D., through the Company's subsidiary CCI Holland from Anadolu Endüstri Holding A.Ş., a related party, for YTL 408 and the acquisition was completed as of April 25, 2007.

CCBI, 50% joint venture of the Group which's resident in UAE, has owned 60% shares of a new joint venture in Iraq which was established at February 6, 2007.

According to the Board of Directors Meeting held on December 25, 2007, it's approved to purchase the outstanding 12,04% shares of Almaty CC, 10% shares of Bishkek CC, 9,96% shares of Azerbaijan CC and 13,75% shares of Türkmenistan Coca-Cola Bottlers Limited ("Türkmenistan CC") for USD 30,4 million from TCCEC. As of the issuance date of the financial statements for the three months period ended March 31, 2008 share transfer registrations are not completed. Following the completion of the share purchases, CCI's share will reach to; 99,65%, 100%, 99,86% and 47% in Almaty CC, Bishkek CC, Azerbaijan CC and Turkmenistan CC, respectively.

Working Environments and Economic Conditions of Subsidiaries and Joint Ventures in Foreign Countries

The countries, in which certain subsidiaries and joint ventures operate, have undergone substantial political and economical changes in recent years. These countries do not possess well-developed business infrastructures and accordingly operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures ability to operate commercially.

Seasonality of Operations

Sparkling beverages consumption is seasonal, typically resulting in higher demand during the summer season and accordingly the seasonality effects are reflected in the figures. Therefore the results of operations for the three month period ended March 31, 2008 do not automatically constitute an indicator for the results to be expected for the overall fiscal year.

Average Number of Employees

Category-based average number of employees working during the period is as follows:

	March 31, 2008	March 31, 2007
Blue-collar	**2.512**	1.983
White-collar	**2.569**	2.215
Average number of employees	**5.081**	4.198

2. BASIS OF PRESENTATION

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as per the regulations and financial reporting standards issued by the Capital Market Board ("CMB").

According to CMB Communiqué Serial XI, No: 29 "Communiqué for the Financial Reporting Basis in Capital Markets" issued at April 9, 2008, CMB has declared that CMB Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets" is no longer effective starting from January 1, 2008. In this Communiqué, CMB stated that financial statements have to be prepared in accordance with IFRS by the application of accounting standards prescribed by the International Accounting Standards Board ("IASB") and International Accounting Standards Committee ("IASC").

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

With a resolution taken on March 17, 2005, CMB has declared that the application of inflation accounting is no longer required for the companies operating in Turkey which are preparing financial statements in accordance with CMB Accounting Standards effective from January 1, 2005. The consolidated financial statements and footnotes are presented in accordance with CMB Communiqué Serial XI, No: 29 "Communiqué for the Financial Reporting Basis in Capital Markets" by using the compulsory standard formats prescribed by the CMB.

CCI and its subsidiaries incorporated in Turkey maintain their books of account and prepare their statutory financial statements in New Turkish Lira ("YTL") in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the CMB, Turkish Commercial Code ("TCC") and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The subsidiaries incorporated outside of Turkey maintain their books of account and prepare their statutory financial statements in accordance with the regulations of the countries in which they operate.

The consolidated YTL financial statements have been prepared from the statutory financial statements of Group's subsidiaries' and joint ventures and presented in accordance with CMB Accounting Standards with certain adjustments and reclassifications for the purpose of fair presentation. Such adjustments are primarily related to application of consolidation accounting, accounting for business combinations, accounting for deferred taxes on temporary differences, accounting for employee termination benefits on an actuarial basis and accruals for various expenses. Except for the financial assets carried from their fair values and assets and liabilities included in Business Combination application, financial statements are prepared on a historical cost basis.

Changes in Accounting Policies

As of March 31, 2008, the Group has examined the revised International Financial Reporting Standards with the opinions of International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC").

(a) Application of new and revised International Financial Reporting Standards

Revised accounting standards and interpretations do not have any effect on the Group's consolidated interim financial statements and its disclosures for the three months period ended March 31, 2008.

(b) Accounting standards and interpretations which are no longer effective as of March 31, 2008 and are not early adopted by the Group:

IFRS 3, Business Combinations (Revised) (Will be applied for annual periods beginning on or after July 1, 2009.)

IFRS 8, Operating Segments (Will be applied for annual periods beginning on or after January 1, 2009.)

IAS 1, Presentation of Financial Statements (Revised) (Will be applied for annual periods beginning or after January 1, 2009.)

IAS 23, Borrowing Costs (Revised) (Will be applied for annual periods beginning or after January 1, 2009.)

Changes in Accounting Estimates

The accounting estimates of the Group are adopted to be same as prior periods.

Comparative Information and Reclassifications on Prior Year Financial Statements

Comparative IFRS financial statements are prepared in accordance with the CMB Communiqué Serial XI, No: 29 "Communiqué for the Financial Reporting Basis in Capital Markets". The Group has made certain reclassifications in the comparative financial statements to be consistent with the current period presentation, since prior periods were prepared in accordance with the CMB Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets".

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Functional and Presentation Currency

Functional and presentation currency of the Company is YTL.

The multinational structure of foreign entities and realization of most of their operations in terms of U.S. Dollars ("USD") resulted in determination of the foreign subsidiaries' and joint ventures' functional currency as USD. The majority of the consolidated foreign subsidiaries and joint ventures are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Since the functional currency of foreign entities is determined as USD in the consolidated financial statements, USD amounts presented in the balance sheet as of March 31, 2008 are translated into New Turkish Lira at the official YTL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on March 31, 2008, USD 1,00 (full) = YTL 1,2765 (December 31, 2007; USD 1,00 (full) = YTL 1,1647). Furthermore, USD amounts in the income statement for the three months period ended March 31, 2008 have been translated into YTL, at the average YTL exchange rate for purchases of U.S. Dollars for the year, is USD 1,00 (full) = YTL 1,1966 (January 1, - March 31, 2007; USD 1,00 (full) = YTL 1,4039). Differences that occur by the usage of closing and average exchange rates are followed under currency translation differences classified under equity.

Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Estimation Uncertainty

Group management has to make key assumptions concerning the future and other key sources of estimation uncertainty on the balance sheet date that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities in the preparation of consolidated financial statements. Actual results can be different from estimations. These estimations are reviewed at each balance sheet date; required corrections are made and reflected in the results of operations of the related period. Main estimations are related with impairment on assets, useful lives of tangible and intangible assets and provisions.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, CCI, its subsidiaries and joint ventures prepared as for the three months period ended March 31, 2008. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

Subsidiaries are consolidated by using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

2. BASIS OF PRESENTATION (continued)

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The Group's investment in associates is accounted for under the equity method of accounting. The investment in associates is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, JUDGMENTS, ESTIMATIONS AND ASSUMPTIONS

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Investments in Securities

All investments in securities are measured at cost value that was paid to acquire the asset plus the expenses incurred during the acquisition and considered to reflect the fair value of the related investment.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized in equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest calculated on available-for-sale investments is calculated using the effective interest rate and is reported as interest income. Dividends collected are recorded as dividend income on the date of collection. For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Investments that are intended to be held to maturity, such as government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition.

Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less doubtful receivable and are discounted. An estimate for doubtful receivable is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Provision for doubtful receivables is reflected as expense in the income statement. The provision is the amount that is proposed to compensate the losses that possibly occur due to economic conditions expected by the Group or the risks carried as a part of the nature of the account.

Related Parties

Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions or be the associate of the group. Related parties also include individuals that are principle owners, management and members of the Group's board of directors and their families. Due from and due to related parties are carried at cost. Related party transactions are transfers of resources, services or obligations between related parties, regardless of whether a price is charged.

2. BASIS OF PRESENTATION (continued)

Inventories

Inventories are valued at the lower of cost or net realizable value, less provision for obsolete and slow moving items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily on the basis of weighted average cost method.

Investment in Associates

The investments in associates are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value in the consolidated balance sheet.

The consolidated income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill on acquisition, which is disclosed separately in the consolidated financial statements and treated in accordance with the accounting policy for goodwill stated in the accounting policy for goodwill.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Buildings and Leasehold Improvements	25 - 40 years
Machinery and Equipment	6 - 15 years
Furniture and Fixtures	5 - 10 years
Vehicles	5 - 10 years
Other Tangible Assets	5; 9 - 12 years

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment. All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount (net realizable value) of property, plant and equipment is the greater of net selling price and value in use. Value in use is assessed by discounting future cash flows to their present value using a pre-tax discount rate that reflects current market conditions and the risks specific to the asset. If the related asset is not a unit that generates cash inflows by itself, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

Intangible Assets

Intangible assets acquired separately are measured at initial acquisition cost. The cost of an intangible asset acquired in a business combination is recognized at fair value, if its fair value can be reliably measured. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

In the scope of consolidation, intangible assets identified in the fair value financial statements of subsidiaries acquired in 2005, represent the "Bottlers and Distribution Agreements" that are signed with TCCC. Since the Company management expects to renew these agreements without any additional costs after expiration, it is decided that there is no need to set a time constraint. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized.

In the scope of consolidation, the intangible assets identified in the fair value financial statements of Mahmudiye acquired in 2006, represent the "Water Sources Usage Right" of Mahmudiye and are amortized on a straight-line basis over their useful lives, which are between 10 and 40 years.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it looses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

All borrowings are initially recognized at cost.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in net profit or loss when the liabilities are derecognized, as well as through the amortization process.

Borrowing Costs

Borrowing costs are generally expensed as incurred.

In accordance with IAS 23 Borrowing Costs (Revised) published at March 2007, effective from January 1, 2009, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalised as part of the cost of that asset and other borrowing costs are recognized as an expense in the period in which they are incurred.

Leases (Group as a lessee)

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Lease payments are presented under borrowings. Finance charges calculated over fixed interest rate are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Trade Payables

Trade payables which generally have 7-30 day terms are carried at amortized cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not they are billed to the Group.

Employee Benefits

Turkish Entities

(a) Defined Benefit Plans

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on actuarial study. In the consolidated financial statements, the Group has reflected a liability calculated using the "Projected Unit Credit Method". According to the valuations made by qualified actuaries, all actuarial gains and losses that were not booked yet are recognized in the income statement. The employee termination benefits are discounted to the present value of the estimated future cash outflows using government bonds' rate of return on the balance sheet date.

Actuarial gains or losses were recognized considering the average number of years remaining to employees' completing their services.

Actuarial assumptions used to determine net periodic pension costs are as follows as of balance sheet dates:

	March 31, 2008	December 31, 2007
Weighted average discount rate	**11%**	11%
Weighted average rate of compensation increases	**5%**	5%

(b) Defined Contribution Plan

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. For the three months period ended March 31, 2008, contributions paid by the Group to the Social Security Institution of Turkey is amounting to YTL 6.851 (March 31, 2007 - YTL 5.774).

Foreign Subsidiaries

Subsidiaries and joint ventures in foreign countries pay contributions according to each country's local regulations and these payments are expensed as incurred.

Provisions, Contingent Assets and Liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingent liabilities are not recognized in the financial statements but only disclosed, unless the possibility of an outflow of resources embodying economic benefits is probable. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

2. BASIS OF PRESENTATION (continued)

Revenue Recognition

Sale of Goods

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Net sales is reflected after deducting sales discounts, VAT and sales taxes. Sales discounts consist of deductions from sales and the cost of free products.

Interest Income

Income is recognized as the interest accrues.

Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Transactions

Each entity within the Group translates its foreign currency transactions and balances into its functional currency by applying the exchange rate between the functional currency and the foreign currency on the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

Segment Reporting

For management purposes, the Group is organized into two major geographical areas as domestic and international. Financial information on geographical segments is presented in Note 5.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing the net profit for the period to the weighted average number of ordinary shares outstanding during the reporting periods. The weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding increase in resources.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Subsequent Events

Post period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements and footnotes. Post period-end events that are not adjusting events are disclosed in the notes when material.

3. BUSINESS COMBINATIONS

The acquisitions of subsidiaries are accounted by using the purchase method of accounting. The subsidiaries acquired or sold during the year are included in the consolidated financial statements from the date of acquisition or until the date of disposal. As mentioned in detail in Note 1, for the acquisition of S.S.D.S.D., which took place in April 2007, the goodwill amounting to YTL 1.845 is calculated in accordance with IFRS 3 *Business Combinations*, as the difference between the acquisition value and the net asset value derived from fair value financial statements of S.S.D.S.D. As of December 31, 2007, YTL 1.845 impairment loss is provided for the goodwill and reflected to consolidated financial statements.

Since the acquisition was realized on April 25, 2007, the consolidated financial statements for the three months period ended March 31, 2007 does not reflects the results of S.S.D.S.D.

The fair value of net assets of S.S.D.S.D. as of acquisition date, 50% of the shares of which was acquired by the Company in April 2007 are as follows:

Current assets	1.440
Non-current assets	5.390
Short-term liabilities	(9.704)
Net liabilities	(2.874)
Purchased share percentage	%50,00
Net liabilities acquired by the Group	(1.437)
Total purchase cost	408
Net liabilities acquired by the Group	(1.437)
Goodwill	1.845
Impairment reserve	(1.845)
Total purchase cost	408
Cash acquired from subsidiary addition	(175)
Net cash outflow of subsidiary acquisition	233

On March 16, 2006, the Company has acquired the 99,99% shares of Mahmudiye for an amount of YTL 10.940. In accordance with IFRS 3 *Business Combinations*, fair value financial statements of Mahmudiye are prepared as of December 31, 2006 for the consolidation purpose. Intangible assets identified in the fair value financial statements of Mahmudiye amounting to YTL 9.992 represent "Water Sources Usage Rights" and are amortized over their useful lives on a straight line basis.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

4. JOINT VENTURES

Shares in Joint Ventures

Summary financial information on proportionally consolidated amounts included in the consolidated financial statements before consolidation adjustments and reclassifications are as follows:

	March 31, 2008	December 31, 2007
Current assets	5.766	3.673
Non-current assets	16.836	13.274
Total assets	**22.602**	16.947
Current liabilities	20.049	13.347
Equity	2.553	3.600
Total liabilities and equity	**22.602**	16.947

	March 31, 2008	March 31, 2007
Net income / (loss)	**(1.305)**	(137)

5. SEGMENT REPORTING

As of March 31, 2008 and 2007, the geographical segment information is as follows:

	March 31, 2008			
	Domestic	International	Elimination	Consolidated
Net revenue	**334.354**	**57.916**	**(834)**	**391.436**
Gross profit / (loss) from operations	**144.961**	**15.710**	**172**	**160.843**
Operating expenses (-)	(116.006)	(15.989)	-	(131.995)
Other operating income / (expense), net	(356)	787	32	463
Profit / (loss) from operations	**28.599**	**508**	**204**	**29.311**
Gain / (loss) from associates	-	(96)	-	(96)
Financial income / (expense), net	(40.616)	(4.776)	155	(45.237)
Continuing operations profit / (loss) before tax	**(12.017)**	**(4.364)**	**359**	**(16.022)**
Tax income / (expense)	**(2.282)**	**(377)**	**(32)**	**(2.691)**
Net income / (loss)	**(14.299)**	**(4.741)**	**327**	**(18.713)**
Attributable to:				
Minority interest	-	388	-	388
Equity holders of the parent	(14.299)	(4.353)	327	(18.325)
Segment assets	1.721.809	518.965	(267.207)	1.973.567
Investments in associates	-	1.556	-	1.556
Total assets	**1.721.809**	**520.521**	**(267.207)**	**1.975.123**
Segment liabilities	743.272	298.397	(9.238)	1.032.431
Total liabilities	**743.272**	**298.397**	**(9.238)**	**1.032.431**
Purchase of property, plant, equipment and intangible asset	30.826	43.600	-	74.426
Depreciation and amortization expenses	19.945	4.907	58	24.910
Other non-cash items	2.722	-	-	2.722

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

5. SEGMENT REPORTING (continued)

	March 31, 2007			
	Domestic	**International**	**Elimination**	**Consolidated**
Net revenue	262.307	60.205	(856)	321.656
Gross profit / (loss) from operations	101.111	17.185	90	118.386
Operating expenses (-)	(89.516)	(14.689)	165	(104.040)
Other operating income / (expense), net	107	88	217	412
Profit / (loss) from operations	11.702	2.584	472	14.758
Gain / (loss) from associates		(422)		(422)
Financial income / (expense), net	(5.235)	(1.975)	(1)	(7.211)
Continuing operations profit / (loss) before tax	6.467	187	471	7.125
Tax income / (expense)	(1.571)	(1.052)	(37)	(2.660)
Net income / (loss)	4.896	(865)	434	4.465
Attributable to:				
Minority interest	-	(160)	-	(160)
Equity holders of the parent	4.896	(1.025)	434	4.305
Purchase of property, plant, equipment and intangible asset	20.715	33.306	-	54.021
Depreciation and amortization expenses	17.484	3.718	180	21.382
Other non-cash items	1.524	-	-	1.524

	December 31,2007			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Segment assets	1.551.540	413.175	(289.171)	1.675.544
Investments in associates	-	1.511	-	1.511
Total assets	1.551.540	414.686	(289.171)	1.677.055
Segment liabilities	558.702	201.413	(7.480)	752.635
Total liabilities	558.702	201.413	(7.480)	752.635

6. CASH AND CASH EQUIVALENTS

	March 31, 2008	December 31, 2007
Cash on hand	**1.505**	744
Cash in banks		
-Time	**164.372**	125.157
-Demand	**31.042**	13.388
Cheques	**2.602**	2.073
	199.521	141.362

As of March 31, 2008 time deposits in foreign currencies equivalent to YTL 84.749 (December 31, 2007 - YTL 84.054), existed for periods varying between one day to one month (December 31, 2007 - five days to one month) and earned interest between 2,1% - 4,5% (December 31, 2007 - 4,05% - 5,85%).

As of March 31, 2008 time deposits in local currency amounting to YTL 79.623 were made for periods varying between one day to one month (December 31, 2007 - YTL 41.103, for two to nine days) and earned interest between 11,9% - 17,8% (December 31, 2007 - 12,96% - 19,0%).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. CASH AND CASH EQUIVALENTS (continued)

As of March 31, 2008, there is YTL 263 (December 31, 2007 - YTL 182) of interest income accrual on time deposits.

As of March 31, 2008 and December 31, 2007, the fair values of cash and cash equivalents are equal to book value.

7. INVESTMENTS IN SECURITIES

	March 31, 2008	December 31, 2007
Available for sale securities at fair value		
Mutual funds	**4.845**	5.878
Held to maturity securities at amortized cost		
Government bonds (Foreign currency denominated)	**553**	538
	5.398	6.416

The fair value of available for sale securities is determined in reference to published price quotations in an active market at the balance sheet date.

8. BORROWINGS

	March 31, 2008	December 31, 2007
Short-term borrowings	**189.752**	71.427
Current portion of long-term borrowings	**171.442**	147.753
Financial lease obligations	**20**	77
Total short-term borrowings	**361.214**	219.257
Long-term borrowings	**392.261**	288.540
Total borrowings	**753.475**	507.797

As of March 31, 2008, the principal amount of total borrowings is YTL 743.495 (December 31, 2007 - YTL 502.410) on which there is interest expense accrual amounting to YTL 9.980 (December 31, 2007 - YTL 5.387).

Short and long-term borrowings denominated in YTL and foreign currencies as of March 31, 2008 and December 31, 2007 are as follows:

	March 31, 2008		December 31, 2007	
	Short-term	**Long-term**	Short-term	Long-term
USD	**194.079**	**346.133**	129.268	249.336
EUR	**85.259**	**46.128**	71.494	39.204
YTL	**80.708**	-	12.142	-
Jordanian Dinar	-	-	5.050	-
Syrian Pound	**1.168**	-	1.303	-
	361.214	**392.261**	219.257	288.540

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

8. BORROWINGS (continued)

The effective interest rates on the balance sheet date are as follows:

	March 31, 2008	December 31, 2007
Short-term		
USD denominated borrowings	Libor+(0,55% - 1,25%)	Libor+(0,5% - 0,6%)
EUR denominated borrowings	Euribor+(0,55%)	Euribor+(0,55%)
YTL denominated borrowings	16,54% -16,58%	17,46%
Other currency denominated borrowings	8%	6,75% - 8,25%
Long-term		
USD denominated borrowings	Libor+(%0,75 - %1)	Libor+(0,88% - 1%)
EUR denominated borrowings	Euribor+(0,88% - 0,91%)	Euribor+(0,88% - 0,91%)

Repayment plans of long-term borrowings as of March 31, 2008 and December 31, 2007 are scheduled as follows (including current portion of long term borrowings, excluding finance lease obligation):

	March 31, 2008	December 31, 2007
2008	166.415	147.753
2009	5.027	-
2010	341.201	288.540
2011	51.060	-
	563.703	436.293

Financial Lease Obligations

The details of USD denominated financial lease obligations as of March 31, 2008 and December 31, 2007 according to their maturities are as follows:

	March 31, 2008	December 31, 2007
Next 1 year	20	77
Discounted total lease obligations, net	20	77

As of March 31, 2008 and December 31, 2007 the effective interest rates of financial lease obligations are 8,5%.

9. OTHER FINANCIAL LIABILITIES

None (December 31, 2007 - None).

10. TRADE RECEIVABLES AND PAYABLES

Trade Receivables

	March 31, 2008	December 31, 2007
Trade receivables	217.202	156.859
Cheques receivables	6.169	4.009
Other	698	732
Less: Allowance for doubtful receivables	(8.766)	(8.462)
Total	215.303	153.138

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

10. TRADE RECEIVABLES AND PAYABLES (continued)

As of March 31, 2008 and 2007 allowance for doubtful receivables movement is as following:

	March 31, 2008	March 31, 2007
Balance at January 1,	8.462	8.451
Current year provision	256	443
Reversals and collections	(158)	(101)
Translation (gain) / loss	206	(57)
	8.766	8.736

Trade Payables

	March 31, 2008	December 31, 2007
Suppliers	104.220	94.432
	104.220	94.432

11. OTHER RECEIVABLES AND PAYABLES

Other Receivables

	March 31, 2008	December 31, 2007
Due from personnel	838	477
Deposits and guarantees given	181	-
Other	94	87
	1.113	564

As of March 31, 2008 and December 31, 2007, non-current other receivables consist of deposits and guarantees given and amounting to YTL 166 and YTL 202, respectively.

Other Payables

	March 31, 2008	December 31, 2007
Deposits and advances received	43.070	31.368
Taxes and duties payable	15.653	15.464
Social security premium payables	2.958	2.561
Other	239	218
	61.920	49.611

12. RECEIVABLES AND PAYABLES RELATED TO FINANCE SECTOR

None (December 31, 2007 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

13. INVENTORIES

	March 31, 2008	December 31, 2007
Finished goods	58.919	46.221
Raw materials	99.424	71.982
Spare parts	12.733	10.836
Packaging materials	15.058	12.253
Advertising and sales promotion materials	7.577	7.034
Goods in transit	36.868	18.554
Less: reserve for obsolescence (-)	(2.183)	(1.879)
	228.396	165.001

The amount of write-down of inventories recognized as an expense is YTL 304 (March 31, 2007 - YTL 140) which is recognized in cost of sales.

14. BIOLOGICAL ASSETS

None (December 31, 2007 - None).

15. RECEIVABLE AND PAYABLE FROM CONSTRUCTION CONTRACTS

None (December 31, 2007 - None).

16. INVESTMENTS IN ASSOCIATES

		March 31, 2008			
Entity	**Principle Activities**	**Country of Business**	**Carrying Value**	**Ownership Interest (%)**	**Group's share of loss**
Turkmenistan Coca-Cola Bottlers Ltd.	**Production, distribution and sales of Coca-Cola products**	**Turkmenistan**	**1.556**	**%33,25**	**(96)**

		December 31, 2007			
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's share of loss
Turkmenistan Coca-Cola Bottlers Ltd.	Production, distribution and sales of Coca-Cola products	Turkmenistan	1.511	33,25%	(659)

As of March 31, 2008 total assets, total liabilities, net sales and current year loss of Turkmenistan CC is as follows:

	March 31, 2008	December 31, 2007
Total Assets	**17.628**	17.071
Total Liabilities	**12.949**	12.528

	March 31, 2008	March 31, 2007
Revenue	**2.816**	1.308
Net Income / (Loss)	**(288)**	(1.271)

17. INVESTMENT PROPERTY

None (December 31, 2007 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

18. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Total
Net book value at December 31, 2006	228.521	254.099	21.424	3.962	120.777	782	67.482	697.047
Additions	357	2.547	1.813	256	6.411	1	42.477	53.862
Disposals, net	(22)	(1.415)	(69)	(2)	(130)	-	-	(1.638)
Transfers	4.478	20.717	-	153	-	-	(25.348)	-
Currency translation adjustment	(1.184)	(1.438)	(183)	(20)	(310)	-	(368)	(3.503)
Depreciation charge for the current year	(1.770)	(8.932)	(901)	(395)	(8.969)	(15)	-	(20.982)
Net book value at March 31, 2007	230.380	265.578	22.084	3.954	117.779	768	84.243	724.786
Net book value at December 31, 2007	**309.179**	**357.463**	**22.097**	**8.203**	**126.020**	**5.510**	**10.321**	**838.793**
Additions	**1.533**	**20.901**	**1.078**	**645**	**14.141**	**-**	36.115	**74.413**
Disposals, net	**-**	**-**	**(69)**	**-**	**(110)**	**-**	-	**(179)**
Transfers	**-**	**336**	**-**	**-**	**-**	**-**	(336)	**-**
Currency translation adjustment	**6.812**	**13.062**	**1.109**	**264**	**1.935**	**-**	43	**23.225**
Depreciation charge for the current year	**(2.275)**	**(11.730)**	**(973)**	**(451)**	**(8.731)**	**(264)**	-	**(24.424)**
Net book value at March 31, 2008	**315.249**	**380.032**	**23.242**	**8.661**	**133.255**	**5.246**	**46.143**	**911.828**
At March 31, 2007								
Cost	291.205	824.161	45.841	20.903	348.087	1.557	84.611	1.616.365
Accumulated depreciation	(54.622)	(521.390)	(23.882)	(16.994)	(224.847)	(789)	-	(842.524)
Accumulated provision for impairment	(7.769)	(38.374)	-	-	(6.023)	-	-	(52.166)
Currency translation adjustment	1.566	1.181	125	45	562	-	(368)	3.111
Net book value at March 31, 2007	230.380	265.578	22.084	3.954	117.779	768	84.243	724.786
At March 31, 2008								
Cost	**386.801**	**994.598**	**52.076**	**27.294**	**402.451**	**6.916**	**49.582**	**1.919.718**
Accumulated depreciation	**(63.322)**	**(576.051)**	**(28.583)**	**(18.799)**	**(262.323)**	**(1.670)**	**-**	**(950.748)**
Accumulated provision for impairment	**(7.769)**	**(41.295)**	**-**	**-**	**(6.743)**	**-**	**-**	**(55.807)**
Currency translation adjustment	**(461)**	**2.780**	**(251)**	**166**	**(130)**	**-**	**(3.439)**	**(1.335)**
Net book value at March 31, 2008	**315.249**	**380.032**	**23.242**	**8.661**	**133.255**	**5.246**	**46.143**	**911.828**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

18. PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment Loss

None for the three months period ended March 31, 2008. As of December 31, 2007 the Group had provided impairment losses amounting to YTL 431 for property, plant and equipment that had greater carrying value than its estimated recoverable amount, which was calculated over its estimated selling price.

Borrowing Costs Capitalized on Property, Plant and Equipment

The Group did not capitalize any borrowing costs on property, plant and equipment as of March 31, 2008 and 2007.

Finance Leases

Property leased by the Group includes coolers, vehicles, buildings, machinery and equipment.

As of March 31, 2008 net book value of assets under finance leases included in property, plant and equipment is amounting to YTL 21.500 (December 31, 2007 - YTL 22.868)

19. INTANGIBLE ASSETS

	January 1, 2008	Additions/ (Amortization)	Disposals	Currency translation adjustment	March 31, 2008
Cost					
Software rights	**10.965**	13	-	444	**11.422**
Rights	**334**	-	-	10	**344**
Water sources usage right	**9.992**	-	-	-	**9.992**
Bottlers and distribution agreements	**211.160**	-	-	20.269	**231.429**
Less: Accumulated amortization					
Software rights	**(4.691)**	(195)	-	(30)	**(4.916)**
Rights	**(67)**	(22)	-	-	**(89)**
Water sources usage right	**(1.533)**	(269)	-	-	**(1.802)**
Net book value	**226.160**	**(473)**	**-**	**20.693**	**246.380**

	January 1, 2007	Additions/ (Amortization)	Disposals	Currency translation adjustment	March 31, 2007
Cost					
Software rights	10.821	159	-	(41)	10.939
Rights	356	-	-	(27)	329
Water sources usage right	9.992	-	-	-	9.992
Bottlers and distribution agreements	254.835	-	-	(4.664)	250.171
Less: Accumulated amortization					
Software rights	(4.112)	(193)	-	(11)	(4.316)
Rights	(2)	(6)	-	-	(8)
Water sources usage right	(669)	(201)	-	-	(870)
Net book value	271.221	(241)	-	(4.743)	266.237

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

20. POSITIVE / NEGATIVE GOODWILL

As of March 31, 2008 and 2007 movements of goodwill are as follows:

	January 1, 2008	Additions	Currency Translation Difference	March 31, 2008
Cost	**45.918**	**-**	**3.077**	**48.995**
Accumulated depreciation / Impairment reserve	**(13.863)**	**-**	**-**	**(13.863)**
Net book value	**32.055**	**-**	**3.077**	**35.132**

	January 1, 2007	Additions	Currency Translation Difference	March 31, 2007
Cost	50.703	-	(702)	50.001
Accumulated depreciation	(12.018)	-	-	(12.018)
Net book value	38.685	-	(702)	37.983

21. GOVERNMENT INCENTIVES

Investment Incentives

For the three months period ended March 31, 2008 the Group does not have any utilized investment incentive amount and there is no deferred investment incentive.

22. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

Provisions

None (December 31, 2007 - None)

23. COMMITMENTS

Litigations against the Group

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business as of March 31, 2008 with an amount of YTL 2.269 (December 31, 2007 - YTL 793). As of March 31, 2008, no court decision has been granted yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operation, financial condition or liquidity.

Letter of Credits

None (December 31, 2007 - YTL 924).

Operating Leases

CCI and CCSD have signed various operating lease agreements for vehicles.

YTL 1.164 of rent expense was reflected for the three months period ended March 31, 2008 (March 31, 2007 - YTL 1.026) in the consolidated income statement due to the non-cancellable operating lease agreement for vehicles.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

23. COMMITMENTS (continued)

As of March 31, 2008 and December 31, 2007, future minimum lease payments under non-cancelable operating lease agreements are as follows:

	March 31, 2008	December 31, 2007
Next 3 years	**10.972**	7.295

CCI, CCSD and Mahmudiye

Provisions and Contingent Liabilities

As of March 31, 2008, the aggregate amount of letter of guarantees given are YTL 8.946 YTL (December 31, 2007 - YTL 4.274).

The Group has not undergone a tax inspection for any type of tax for any open years; thus any additional tax relating to open years can not be estimated with any degree of certainty. However, management does not anticipate that any additional tax liabilities may arise.

Subsidiaries

Mortgages

As of March 31, 2008, there is a mortgage on the buildings and land amounting to YTL 3.145 for the credit line obtained from Arab Bank by TCCBCJ (December 31, 2007 - YTL 2.870).

Letter of Credits

As of March 31, 2008, Azerbaijan CC obtained letter of credits amounting to YTL 2.124 in total to purchase vehicles from its supplier (December 31, 2007 - None).

Guarantee Letters

As of March 31, 2008, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 323 YTL (December 31, 2007 - YTL 392).

24. EMPLOYEE BENEFITS

a) Short term employee benefits

	March 31, 2008	December 31, 2007
Management premium accrual	**1.731**	817
Wages and salaries	**11.044**	2.740
	12.775	3.557

As of March 31, 2008 and 2007, movements of the management premium accrual are as follows:

	March 31, 2008	March 31 2007
Balance at January 1,	**817**	3.955
Payments made	**(997)**	(3.955)
Current year charge	**1.911**	1.620
	1.731	1.620

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

24. EMPLOYEE BENEFITS (continued)

b) Long term employee benefits

As of March 31, 2008 and December 31, 2007, details of long term provisions are as follows:

	March 31, 2008	December 31, 2007
Employee termination benefits	**17.008**	16.309
Long term incentive plan accrual	**4.549**	3.734
Vacation pay accrual	**5.706**	5.069
	27.263	25.112

As of March 31, 2008 and 2007, the movements of long term provisions (other than employee termination benefits) are as follows:

	March 31, 2008		March 31, 2007	
	Vacation pay liability	**Long-Term incentive plan**	Vacation pay liability	Long-Term incentive plan
Balance at January 1,	**5.069**	**3.734**	2.994	2.608
Payments made and reversals	**(334)**	**(1.139)**	(153)	(668)
Current year charge	**898**	**1.364**	886	902
Currency translation difference	**73**	**590**	-	-
Balance at period end	**5.706**	**4.549**	3.727	2.842

Employee Termination Benefits

In accordance with the existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay and limited to a maximum of YTL 2,09 (December 31, 2007 - YTL 2,03) per year of employment at the rate of pay applicable on the date of retirement or termination.

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

	March 31, 2008	March 31 2007
At January 1,	**16.309**	14.589
Interest expense	**448**	401
Benefit payments	**(421)**	(388)
Current year service charge and actuarial gain / loss	**672**	237
Defined benefit obligations	**17.008**	14.839

25. POST-RETIREMENT BENEFIT PLANS

None (December 31, 2007 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

26. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other current assets

	March 31, 2008	December 31, 2007
VAT receivables	**41.398**	21.874
Prepaid expenses	**27.692**	23.231
Prepaid taxes	**11.160**	17.151
Advances given	**19.909**	1.135
Other	**2.100**	484
	102.259	63.875

b) Other non-current assets

	March 31, 2008	December 31, 2007
Prepaid expenses	**14.341**	18.212
Advances given	**7.079**	25.604
	21.420	43.816

c) Other current liabilities

	March 31, 2008	December 31, 2007
VAT payable	**6.401**	8.819
Expense accruals	**19.701**	4.347
Advance received	**722**	893
	26.824	14.059

27. EQUITY

Share Capital

	March 31, 2008	December 31, 2007
Common shares 1 YKr par value		
Authorized and issued (units)	**25.437.078.200**	25.437.078.200

Reserves

The legal reserves consist of first and second legal reserves in accordance with the TCC. The first legal reserve is appropriated out of the statutory profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's restated share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's restated share capital. Under TCC, the legal reserves are only available for netting off losses unless they exceed 50% of the historical paid-in share capital otherwise they are not allowed to be used for other purposes.

Companies whose shares are quoted on the ISE perform their dividend appropriation in accordance with the CMB regulations.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

27. EQUITY (continued)

Listed companies are subject to dividend requirements regulated by the CMB as follows:

In accordance with the Communiqué No:IV-27, first dividend to be appropriated out of the profits from annual operations to be based on the financial statements prepared in accordance with CMB Accounting Standards has to be at least the 20% of net distributable profit. This distribution may be made either as cash or as pro-rata shares or as a combination of both in accordance with the decision taken in the general assemblies. Besides, first dividend amount may be included in extraordinary reserves instead of distributing it in cash or pro-rata shares in accordance with the decision of general assemblies.

Net income of the Company's subsidiaries, joint ventures and investments included in the Group's consolidated financial statements are not subject to net distributable profit computation, if there isn't any decision taken for dividend distribution in their respective general assemblies.

Inflation adjustment to shareholders' equity can only be netted-off against prior years' losses and used as an internal source for capital increase where extraordinary reserves can be netted-off against prior years' loss and used in the distribution of bonus shares and dividends to shareholders.

As of March 31, 2008 and December 31, 2007 breakdown of the equity of the Company in its tax books is as follows.

	March 31, 2008			December 31, 2007		
	Historical Amount	**Inflation Restatement Differences**	**Restated Amount**	Historical Amount	Inflation Restatement Differences	Restated Amount
Share Capital	**254.371**	**(8.559)**	**245.812**	254.371	(8.559)	245.812
Restricted reserves allocated from net profit						
Legal Reserves	**34.055**	**13.396**	**47.451**	34.055	13.396	47.451
Extraordinary Reserves	**60.141**	**9.551**	**69.692**	60.141	9.551	69.692
Total restricted reserves allocated from net profit	**94.196**	**22.947**	**117.143**	94.196	22.947	117.143

Dividends

In accordance with the Ordinary General Assembly held on May 6, 2008, it was decided that a total of YTL 32.500 cash dividends would be paid on May 29, 2008 to shareholders and the remainder of the net distributable profit would be added to the extraordinary reserves.

Coca-Cola İçecek Anonim Şirketi

Notes to Interim Consolidated Financial Statements (Continued)
As at March 31, 2008
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

27. EQUITY (continued)

Consolidated Statement of Changes in Shareholders' Equity	Share Capital	Share Capital Inflation Adjustment Differences	Share Premium	Value Increase Funds	Currency Translation Adjustment	Restricted Reserves, Accumulated Profit and Current Period Net Income / (Loss)	Minority Interest	Total Equity
Balance at January 1, 2007	254.371	(8.559)	214.241	-	15.439	373.249	17.351	866.092
Currency translation adjustment	-	-	-		(7.275)	-	(291)	(7.566)
Minority Interest	-	-	-		-	-	160	160
Net income for the period	-	-	-		-	4.305	-	4.305
Balance at March 31, 2007	254.371	(8.559)	214.241	-	8.164	377.554	17.220	862.991
Balance at January 1, 2008	**254.371**	**(8.559)**	**214.241**	**1.001**	**(54.469)**	**504.414**	**13.421**	**924.420**
Value increase in available for sale securities	-	-	-	**(331)**	-	-	-	**(331)**
Minority Interest	-	-	-	-	-	-	**(388)**	**(388)**
Currency translation adjustment	-	-	-	-	**35.824**	-	**1.492**	**37.316**
Net income for the period	-	-	-	-	-	**(18.325)**	-	**(18.325)**
Balance at March 31, 2008	**254.371**	**(8.559)**	**214.241**	**670**	**(18.645)**	**486.089**	**14.525**	**942.692**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

28. CONTINUING OPERATIONS

a) Net Revenue

	March 31, 2008	March 31, 2007
Gross sales	521.530	441.223
Sales discounts	(103.143)	(97.493)
Other discounts	(26.951)	(22.074)
	391.436	321.656

b) Cost of Sales

	March 31, 2008	March 31, 2007
Raw material cost	190.818	166.053
Depreciation and amortization	14.398	11.957
Personnel expenses	10.887	9.043
Other expenses	14.490	16.217
	230.593	203.270

29. OPERATING EXPENSES

	March 31, 2008	March 31, 2007
Selling, distribution and marketing expenses	112.594	86.894
General administrative expenses	19.401	17.146
	131.995	104.040

a) Selling, distribution and marketing expenses	March 31, 2008	March 31, 2007
Marketing and advertising expenses	54.982	38.592
Personnel expenses	25.508	21.179
Transportation expenses	14.286	11.805
Depreciation on property, plant and equipment	8.903	7.963
Maintenance expenses	1.817	1.691
Utilities and communication expenses	3.149	2.661
Rent expenses	1.760	1.419
Other	2.189	1.584
	112.594	86.894

b) General administrative expenses	March 31, 2008	March 31, 2007
Personnel expenses	13.755	11.110
Depreciation on property, plant and equipment	1.009	967
Consulting and legal fees	1.022	1.255
Utilities and communication expenses	549	617
Provision for doubtful receivables	97	342
Repair and maintenance expenses	277	299
Rent expense	519	629
Other	2.173	1.927
	19.401	17.146

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

30. EXPENSES BY NATURE

c) Depreciation and amortization expenses	March 31, 2008	March 31, 2007
Property, plant and equipment		
Cost of sales	**14.122**	11.567
Operating expenses	**9.702**	8.919
Inventory	**600**	495
Intangible assets		
Cost of sales	**276**	390
Operating expenses	**210**	11
	24.910	21.382

d) Employee Benefits	March 31, 2008	March 31, 2007
Personnel expenses		
Wages and salaries	**38.041**	31.485
Social security premium expenses	**4.816**	4.208
Employee termination benefits	**1.120**	646
Other	**6.173**	4.993
	50.150	41.332

31. OTHER OPERATING INCOME / EXPENSE

	March 31, 2008	March 31, 2007
Other income		
Gain on sale of scrap materials	**422**	431
Gain on disposal of property, plant and equipment	**15**	-
Other income	**945**	545
	1.382	976
Other expense		
Loss on disposal of property, plant and equipment	**-**	(408)
Donations	**(300)**	-
Flood loss	**(172)**	-
Other expenses	**(447)**	(156)
	(919)	(564)

32. FINANCIAL INCOME

	March 31, 2008	March 31, 2007
Interest income	**2.710**	1.596
Foreign exchange gain	**10.279**	15.225
Gain on derivative transactions	**1.750**	-
	14.739	16.821

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. FINANCIAL EXPENSES

	March 31, 2008	March 31, 2007
Interest expense	(9.776)	(8.721)
Foreign exchange loss	(50.196)	(12.671)
Finance charges paid under finance leases	(4)	(13)
Loss on derivative transactions	-	(2.627)
	(59.976)	(24.032)

As of March 31, 2008 and December 31, 2007 foreign exchange gain / (loss) from foreign currency denominated borrowings are as follows:

	March 31, 2008	March 31, 2007
Foreign exchange gain / (loss), net from foreign currency denominated borrowings	(43.245)	(5.332)

34. NON-CURRENT ASSETS AVAILABLE FOR SALE AND DISCONTINUING OPERATIONS

None (December 31, 2007 - None).

35. INCOME TAXES, DEFERRED TAX ASSETS AND LIABILITIES

General information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate. In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

With the new law enacted, effective from January 1, 2006, Turkish Government ceased to offer investment allowance for capital investments. On the other hand, corporate tax rate is reduced to 20%. For the current period, the Group does not have any investment allowance to be utilized. (December 31, 2007: YTL 34.170)

Corporate tax returns are required to be filed by the twenty-fifth day of the fourth month following the balance sheet date and taxes must be paid in full by the end of the fourth month. The tax legislation provides for a provisional tax of 20% (2007 - 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

As of March 31, 2008 and 2007 provision for corporate tax and tax expenses are as follows:

	March 31, 2008	March 31, 2007
Consolidated balance sheet		
Provision for corporate tax	758	4.788

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

35. INCOME TAXES, DEFERRED TAX ASSETS AND LIABILITIES (continued)

	March 31, 2008	December 31, 2007
Consolidated income statement		
Current period corporate tax income / (expense)	(6.472)	(4.386)
Deferred tax income / (expense), net	3.781	1.726
Tax income / (expense) reflected in the consolidated income statement	(2.691)	(2.660)

Deferred Tax Assets and Liabilities

The list of temporary differences and the resulting deferred tax liabilities, as of March 31, 2008 and December 31, 2007 using the prevailing effective statutory tax rate is as follows:

	March 31, 2008		December 31, 2007	
	Cumulative Temporary Difference	Deferred Tax Assets/ (Liabilities)	Cumulative Temporary Difference	Deferred Tax Assets/ (Liabilities)
Tangible and intangible assets	(173.331)	(34.660)	(159.214)	(31.838)
Borrowings	(2.755)	(551)	(1.012)	(202)
Employee termination and other employee benefits	46.097	9.220	30.709	6.140
Tax loss carried forward	6.644	1.329	6.062	1.212
Trade receivables, payables and other	16.697	3.339	3.257	652
Inventory	4.344	869	5.233	1.048
	(102.304)	(20.454)	(114.965)	(22.988)
Deferred tax asset		3.603		1.344
Deferred tax liability		(24.057)		(24.332)
Deferred tax liability, net		(20.454)		(22.988)

As of March 31, 2008 and 2007, the movement of deferred tax liability is as follows:

	March 31, 2008	March 31, 2007
Balance at January 1,	22.988	11.758
Deferred tax expense / (income)	(3.781)	(1.726)
Currency translation adjustment	1.247	(192)
	20.454	9.840

36. EARNINGS / (LOSSES) PER SHARE

Basic earnings /(losses) per share is calculated by dividing net income / (loss) for the period by the weighted average number of ordinary shares outstanding during the related period. As of March 31, 2008 and 2007 earnings / (losses) per share is as follows:

	March 31, 2008	March 31, 2007
Net Income / (Loss)for the period	(18.325)	4.305
Weighted average number of ordinary shares	25.437.078.200	24.809.862.559
Earnings / (Losses) Per Share (Full YTL)	(0,0007)	0,00017

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

37. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

	March 31, 2008			
	Sales to related parties and other charges	**Purchases from related parties and other charges**	**Amounts owed by related parties**	**Amounts owed to related parties**
Related Parties and Shareholders				
Anadolu Group Companies	-	624	-	-
Beverage Partners Worldwide	-	1.483	1.598	-
The Coca-Cola Company	4.148	93.498	1.139	16.586
Özgörkey Holding Group Companies	-	3.733	-	2.193
Turkmenistan CC	-	-	220	-
Efes Karaganda Brewery J.S.C.	4	180	-	2.345
Other	26	53	91	15
Total	**4.178**	**99.571**	**3.048**	**21.139**

	March 31, 2007		December 31, 2007	
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Related Parties and Shareholders				
Anadolu Group Companies	-	141	102	488
Beverage Partners Worldwide	-	966	1.648	-
The Coca-Cola Company	3.430	75.644	867	25.356
Özgörkey Holding Group Companies	-	1.506	-	551
Turkmenistan CC	-	-	201	-
Efes Karaganda Brewery J.S.C.	2	3.134	-	2.337
Other	393	207	-	215
Total	3.825	81.598	2.818	28.947

As of March 31, 2008, Group has deposits in Alternatifbank A.Ş. and marketable securities in Alternatif Yatırım A.Ş. amounting to YTL 6.939 (December 31, 2007 - YTL 7.122) and YTL 5.398 (December 31, 2007 - YTL 6.416) respectively.

As of March 31, 2008 and 2007 purchases from related parties and significant portion of other charges consist of services obtained, fixed asset, raw material purchases and toll production.

As of March 31, 2008 and 2007 sales to related parties and other charges consist of sale of finished goods and support charges of promotional expenses reflected to related parties.

As of March 31, 2008, the executive members of the Board of Directors, Chief Executive Officer, Chief Operating Officers and Directors received remuneration amounting to YTL 3.502 (March 31, 2007 - YTL 3.739).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

Foreign Currency Position

	March 31, 2008	December 31, 2007
Foreign currency denominated assets	111.103	109.184
Foreign currency denominated liabilities	(528.228)	(422.628)
Net foreign currency position	(417.125)	(313.444)

As of March 31, 2008 and December 31, 2007, the foreign currency position (except functional currency) of the Group is as follows:

	March 31, 2008					
	USD	YTL Equivalent	EUR	YTL Equivalent	Other Foreign Currency YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	58.121	74.191	778	1.567	7.451	83.209
Due from related parties	9	11	1	2	278	291
Trade receivables	234	298	38	76	9.585	9.959
Other current assets and receivables	-	-	2.650	5.342	12.302	17.644
Total	58.364	74.500	3.467	6.987	29.616	111.103
Short term borrowings	-	-	-	-	1.168	1.168
Current portion of long term borrowings	55.015	70.226	50.059	100.899	-	171.125
Due to related parties	-	-	-	-	33	33
Trade payables	152	194	10.800	21.769	2.841	24.804
Other liabilities and payables	-	-	-	-	4.960	4.960
Long term borrowings	219.358	280.010	22.885	46.128	-	326.138
Total	274.525	350.430	83.744	168.796	9.002	528.228
Net foreign currency position	(216.161)	(275.930)	(80.277)	(161.809)	20.614	(417.125)

	December 31, 2007					
	USD	YTL Equivalent	EUR	YTL Equivalent	Other Foreign Currency YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	69.887	81.398	1.374	2.350	8.110	91.858
Due from related parties	9	11	9	15	271	297
Trade receivables	647	753	63	107	2.857	3.717
Other current assets	-	-	2.476	4.235	9.077	13.312
Total	70.543	82.162	3.922	6.707	20.315	109.184
Short term borrowings	-	-	-	-	6.353	6.353
Current portion of long term borrowings	53.215	61.979	41.736	71.378	-	133.357
Due to related parties	-	-	1.324	2.264	-	2.264
Trade payables	916	1.067	10.719	18.331	8.857	28.255
Other liabilities	-	-	26	45	4.249	4.294
Long term borrowings	179.278	208.805	22.980	39.300	-	248.105
Total	233.409	271.851	76.785	131.318	19.459	422.628
Net foreign currency position	(162.866)	(189.689)	(72.863)	(124.611)	856	(313.444)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

	March 31, 2008	December 31, 2007
Total export	**6.081**	4.586
Total import	**121.307**	108.366

	March 31, 2008	December 31, 2007
(%) of Hedging instruments to total foreign currency liability, used for managing the foreign currency risk	**%14,5**	-

The Group's principal financial instruments are comprised of bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise financing for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

(a) Interest Rate Risk

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations in domestic and international markets. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group manages interest rate risk arising from the interest rate fluctuations in international markets, by using interest rate swap agreements through the use of borrowings amounting to of USD 50 million and Euro 41,25 million as of March 31, 2008. These exposures are also managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

At March 31, 2008, if interest rate on the Group's USD denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, profit before tax and minority interest for the six months period ended June 30, 2008 will be YTL 813 (March 31, 2007 - YTL 783) lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

At March 31, 2008, if interest rate on the Group's EURO denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, profit before tax and minority interest for the six months period ended June 30, 2008 will be YTL 138 (March 31, 2007 - YTL 259) lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

(b) Foreign Currency Risk

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to purchases, sales and bank borrowings of the Group which are denominated in currencies other than the functional currency. The Group uses forward contracts totally amounting to USD 60 million, to hedge its risk associated with foreign currency fluctuations as of March 31, 2008. These risks are also monitored and limited by the analysis of the foreign currency position. As of March 31, 2008, foreign currency risk of the Group is YTL 417.125 (December 31, 2007 - YTL 313.444).

The following table demonstrates the sensitivity of the Group's profit before tax to a reasonably possible change in the U.S. Dollars and EUR exchange rates against YTL by 10%, with all other variables held constant.

Currency	Change (%)	Effect on Profit Before Tax and Minority Interest	
		March 31, 2008	March 31, 2007
YTL / EUR	10%	**(16.181)**	(7.933)
YTL / USD	10%	**(27.593)**	(27.212)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

(c) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available–for–sale and held-to-maturity securities and trade receivables. Maximum credit risk on the Group is limited to the amounts disclosed on the financial statements.

The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution and revalue the credibility of the related institutions continuously.

The credit risk associated with trade receivables is partially limited due to a large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers excluding its distributors.

(d) Liquidity Risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

The maturity breakdown of financial assets and liabilities has been indicated by considering the period from the balance sheet date to maturity date. Those financial assets and liabilities which have no maturities have been classified under "1 year and more". The table below summarizes the maturity profile of the Group's financial assets and liabilities at March 31, 2008 and December 31, 2007.

March 31, 2008	Less than 3 months	3-12 months	Over 1 year	Total
Cash and cash equivalents	199.521	-	-	199.521
Due from related parties	3.048	-	-	3.048
Trade receivables	209.182	4.407	1.714	215.303
Total assets	**411.751**	**4.407**	**1.714**	**417.872**
Short term loans	289.032	72.162	-	361.194
Long term loans	-	-	392.261	392.261
Lease obligations	20	-	-	20
Due to related parties	17.695	3.444	-	21.139
Trade payables	81.366	17.422	5.432	104.220
Total liabilities	**388.113**	**93.028**	**397.693**	**878.834**
Net liquidity gap	**23.638**	**(88.621)**	**(395.979)**	**(460.962)**

December 31, 2007	Less than 3 months	3-12 months	Over 1 year	Total
Cash and cash equivalents	141.362	-	-	141.362
Due from related parties	2.818	-	-	2.818
Trade receivables	150.871	2.267	-	153.138
Total assets	295.051	2.267	-	297.318
Short term loans	58.272	160.908	-	219.180
Long term loans	-	-	288.540	288.540
Lease obligations	59	18	-	77
Due to related parties	25.561	3.386	-	28.947
Trade payables	70.959	23.473	-	94.432
Total liabilities	154.851	187.785	288.540	631.176
Net liquidity gap	140.200	(185.518)	(288.540)	(333.858)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

(e) Fair Values

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and best evidenced by a quoted market price, if one exists.

Foreign currency-denominated financial assets and liabilities are revalued at the exchange rates prevailing at the balance sheet dates.

The following methods and assumptions were used in the estimation of the fair value of the Group's financial instrument:

Financial Assets – The fair values of certain financial assets carried at cost, including cash and cash equivalents and held to maturity investments plus the respective accrued interest are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying values of trade receivables along with the related allowances for uncollectibility are estimated to be their fair values.

Financial Liabilities – The fair values of trade payables and other monetary liabilities are estimated to approximate carrying value due to their short-term nature. The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying values of trade payable are estimated to be their fair values due to their short term nature.

(f) Derivative Instruments

The Group uses derivative instruments to avoid the occurrence of foreign currency and interest rate risks from its operational and financial activities. Derivative instruments are initially measured at cost. After initial recognition, derivatives are measured at fair value and changes are reflected in the income statement.

39. FINANCIAL INSTRUMENTS

Financial hedging instruments, risk management objectives and policies

Derivative instruments are initially measured at cost. After initial recognition, derivatives are measured at fair value and changes are reflected in the income statement. Structured forward buy-sell contracts and interest rate swap agreements are the main financial derivative instruments of the Group, which are effective to avoid the occurrence of foreign currency and interest rate risks from the operational and financial activities. Since the conditions for the hedge accounting in accordance with International Financial Reporting Standards (IAS) 39 "Financial Instruments" are not met, hedge accounting is not applicable for these financial instruments.

40. SUBSEQUENT EVENTS

In accordance with the Ordinary General Assembly held on May 6, 2008, it was decided that a total of YTL 32.500 cash dividends would be paid on May 29, 2008 to shareholders and the remainder of the net distributable profit would be added to the extraordinary reserves.

According to the Board of Directors Meeting held on December 25, 2007, it's approved to purchase the outstanding 12,04% shares of Almaty CC. Share transfer registration is completed in April 2008 and following the completion of the share purchases, the CCI's share in Almaty CC reached to 99,65%.

The Group approved the utilization of USD 100 million borrowing for the financing of investments, at the Board of Directors resolution dated May 5, 2008 and May 28, 2008.

40. SUBSEQUENT EVENTS (continued)

According to the Board of Directors Meeting held on May 27, 2008, it's approved to purchase the %12,50 shares of Türkmenistan Coca-Cola Bottlers Ltd. ("Türkmenistan CC") for USD 2 million from Day Investments Ltd. who owns a total of 25%. As of the issuance date of the financial statements, share transfer registrations are not completed.

Following the completion of share purchases from Day Investments Ltd. and TCCEC (Note 1), CCI's share will reach to 59,5% in Türkmenistan CC.

According to the Board of Directors resolution dated May 29, 2008, it's approved to sign a Memorandum of Understanding for the acquisition of certain assets, licenses and rights relating to the water business of Sandras Natural Source Water Company ("Sandras"), a Kalkavan Group company. The definitive terms of the transaction is subject to the satisfaction of certain legal, financial, technical and operational conditions and valuations.

41. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

The effect of differences between the Financial Reporting Standards published by Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the consolidated financial position and consolidated financial performance of Coca-Cola İçecek Anonim Şirketi and its subsidiaries in accordance with the accounting principles generally accepted in such countries and IFRS.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

42. CASH FLOW STATEMENT

	March 31, 2008	March 31, 2007
Cash flows from operating activities:		
Net profit / (loss) before income tax and minority interest	**(16.022)**	7.125
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization	**24.910**	21.382
(Gain) / Loss on sale of property, plant and equipment	**(21)**	408
Provision for employee termination benefits, management bonus, vacation payments	**5.293**	4.046
Provision / (reversal) for inventories, net	**304**	(140)
Provision for doubtful receivable, net	**304**	285
(Gain) / Loss from associates	**96**	422
Interest expense	**9.776**	8.721
Unrealized foreign exchange loss / (gain)	**43.868**	(4.007)
(Gain) / Loss on derivative transactions	**(1.750)**	2.627
Net income adjusted for non-cash items	**66.758**	40.869
Trade, other receivables and due from related parties	**(63.211)**	(40.243)
Inventories	**(63.699)**	(18.590)
Other current assets	**(44.375)**	(3.347)
Other non-current assets	**22.394**	(13.477)
Trade, other payables and due to related parties	**14.289**	9.111
Interest paid	**(4.292)**	(567)
Employee termination benefits, vacation pay, management bonus payments	**(2.890)**	(5.163)
Deferred taxes and taxes paid	**(3.264)**	(1.733)
Provision for employee benefits	**8.969**	7.438
Other liabilities	**12.765**	(3.482)
Net cash generated from / (used in) operating activities	**(56.556)**	(29.184)
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangibles	**(74.426)**	(54.021)
Proceeds from sale of property, plant and equipment	**200**	1.230
Marketable securities	**688**	(1.698)
Net cash generated from / (used in) investing activities	**(73.538)**	(54.489)
Cash flows from financing activities:		
Proceeds from bank borrowings	**246.401**	279.827
Repayments of bank borrowings	**(48.326)**	(107.659)
Net cash generated from / (used in) financing activities	**198.075**	172.168
Currency translation adjustment	**(9.822)**	1.419
Net increase / (decrease) in cash and cash equivalents	**58.159**	89.914
Cash and cash equivalents at beginning of year	**141.362**	50.850
Cash and cash equivalents, period end	**199.521**	140.764

END